Exhibit 99.1

Silicon Motion Raises 2006 Third Quarter Guidance

Taipei, Taiwan, R.O.C., September 8, 2006 – Silicon Motion Technology Corporation (NASDAQ : SIMO; “the Company”), a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, today provided an update to its third quarter guidance.

Using currently available information, the Company now expects its third quarter sales to be approximately $27-28 million, up 26-31% from $21.4 million in the second quarter. This compares to the Company’s previous sales guidance of $25.5-27.5 million for the third quarter.

Commenting on the revision, Silicon Motion’s President and CEO, Wallace Kou, said: “The third quarter is shaping up well for us. Recently we have seen signs of improvement in the pricing environment for NAND flash memory and, more importantly, we are seeing demand continue to strengthen for flash memory cards that are used with cellular phones.”

About Silicon Motion:

Silicon Motion Technology Corporation is a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. The Company’s semiconductor solutions include controllers used in mobile storage media, such as flash memory cards and USB flash drives, and multimedia systems on a chip, or SoCs, used in digital media devices such as MP3 players, PC cameras, PC notebooks and broadband multimedia phones.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 30, 2006. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Media Contact:
Selina Hsieh	Sara Hsu
Investor Relations	Project Manager
Tel: +886 3 552 6888 x2311	Tel: +886 2 2219 6688 x3509
Fax: +886 3 552 6988	Fax: +886 2 2219 6868
E-mail: ir@siliconmotion.com	E-mail: sara.hsu@siliconmotion.com.tw

Tip Fleming

Vice President

Christensen

Tel: 917 412 3333

Email: tfleming@ChristensenIR.com